                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)


                              HARBINGER CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   41145C 10 3
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                   ERIC DELLER
                       VICE PRESIDENT AND GENERAL COUNSEL
                             PEREGRINE SYSTEMS, INC.
                             12670 HIGH BLUFF DRIVE
                           SAN DIEGO, CALIFORNIA 92130
                                 (408) 935-4400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 5, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

--------------------------------------------------------------------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.l(b)(3) or (4), check the following box. / /

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. . . . . . . . . . . . . . . . . 41145C 10 3
--------------------------------------------------------------------------------

         1.               Names of Reporting Persons--Peregrine Systems, Inc.
                          I.R.S. Identification Nos. of above persons (entities only)--95-3773312

-------------------------  -----------------------------------------------------

         2.               Check the Appropriate Box if a Member of a Group (See
                          Instructions)

                           (a)    N/A

                           (b)    N/A
-------------------------  -----------------------------------------------------

         3.                SEC Use Only      ...................................
-------------------------  -----------------------------------------------------

         4.                Source of Funds (See Instructions)      WC and BK
-------------------------  -----------------------------------------------------

         5.                Check if Disclosure of Legal Proceedings Is Required
                           Pursuant to Items 2(d) or 2(e) ...............
-------------------------  -----------------------------------------------------

         6.                Citizenship or Place of Organization - STATE OF
                           DELAWARE
-------------------------  -----------------------------------------------------

Number of                  7. Sole Voting Power: Approximately 13,979,992.
Shares                     (Approximately 5,972,524 shares of which are subject
Beneficially               to the restrictions set forth in those certain Voting
Owned by                   Agreements dated April 5, 2000, the form of which is
Each Reporting             filed as EXHIBIT 2 to this Schedule 13D) (8,007,468
Person With                of which may be voted by Peregrine Systems, Inc. only
                           upon the occurrence of certain events described in
                           the Option Agreement dated April 5, 2000 and filed as
                           EXHIBIT 3 to this Schedule 13D)
-------------------------  -----------------------------------------------------

                           8.     Shared Voting Power:  0
-------------------------  -----------------------------------------------------

                           9. Sole Dispositive Power : 8,007,468 (upon the occurrence of certain events described in the Option Agreement dated April 5, 2000, and filed as EXHIBIT 3 to this Schedule 13D)
-------------------------  -----------------------------------------------------

                           10.    Shared Dispositive Power:  0
-------------------------  -----------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person. Approximately 13,979,992
-------------------------  -----------------------------------------------------

         12.               Check if the Aggregate Amount in Row (11) Excludes
                           Certain Shares (See Instructions)...............
-------------------------  -----------------------------------------------------

         13.               Percent of Class Represented by Amount in Row (11).
                           Approximately 28.4%
-------------------------  -----------------------------------------------------

         14.               Type of Reporting Person (See Instructions) - CO
                          ......................................................
                          ......................................................

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "SCHEDULE 13D") relates to the Common Stock, par value $0.0001 per share, of Harbinger Corporation ("HARBINGER COMMON STOCK"), a Georgia corporation ("HARBINGER" or "ISSUER"). The principal executive offices of Harbinger are located at 1277 Lenox Park Boulevard, Atlanta, GA 30319.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name of the corporation filing this statement is Peregrine Systems, Inc., a Delaware corporation ("PEREGRINE" or the "REPORTING PERSON"). The Reporting Person's principal business is infrastructure management application software. The address of the principal executive offices of the Reporting Person is 12670 High Bluff Drive, San Diego, California 92130. Set forth in SCHEDULE A is a list of each of the Reporting Person's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than the Reporting Person in which such employment is conducted.

         During the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither the Reporting Person nor, to the Reporting Person's best knowledge, any person named on SCHEDULE A hereto is required to disclose legal proceedings pursuant to Item 2(d) or 2(e) of
         Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 5, 2000, the Reporting Person, through its wholly-owned subsidiary Soda Acquisition Corporation, a Delaware corporation ("MERGER SUB"), agreed to acquire Harbinger by means of a merger (the "MERGER") pursuant to the terms of the Agreement and Plan of Reorganization, dated as of April 5, 2000, (the "MERGER AGREEMENT"), by and among the Reporting Person, Merger Sub and Harbinger, and subject to the conditions set forth therein (including approval by shareholders of each of Harbinger and the Reporting Person). Pursuant to the Merger Agreement, Merger Sub will merge with and into Harbinger and Harbinger will become a wholly-owned subsidiary of the Reporting Person. A copy of the Merger Agreement is attached hereto as EXHIBIT 1 and is incorporated herein by this reference. The Merger is subject to the approval of the Merger Agreement by the shareholders of the Reporting Person and Harbinger, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

         As an inducement to the Reporting Person's entering into the Merger Agreement, the Reporting Person and Harbinger also entered into an option agreement, dated March 31, 2000 (the "STOCK OPTION AGREEMENT"), which agreement is described in more detail in Item 6 below. Pursuant to the Option Agreement, Harbinger has granted the Reporting Person an option to purchase up to 8,007,468 shares of Harbinger Common Stock at a purchase price of $43.50 per share (the "STOCK OPTION"). Based on the number of shares outstanding at March 31, 2000, as represented by the Issuer to the Reporting Person in the Merger Agreement, the Stock Option would be exercisable for approximately 19.9% of the outstanding Harbinger Common Stock or approximately 16.7% on a fully diluted basis after giving effect to the exercise of the Stock Option. The Stock Option is, however, exercisable only upon the occurrence of those events relating to the Merger specifically set forth in the Merger Agreement and the Option Agreement, none of which has occurred as of the date hereof. If the Stock Option should ever become exercisable, it is anticipated that the Reporting Person would use working capital and borrowings to effect the exercise thereof. The terms of the Stock Option are more fully described in the Option Agreement attached hereto as EXHIBIT 3. The Option Agreement is incorporated herein by this reference. The Reporting Person did not pay additional consideration to the Issuer in connection with the Issuer's entering into the Stock Option Agreement.

         As a further inducement to the Reporting Person's entering into the Merger Agreement, shareholders of Harbinger entered into voting agreements with the Reporting Person, which agreements are described in more detail in Item 6 below. Pursuant to each voting agreement, the shareholder entering into the voting agreement has granted the Reporting Person an irrevocable proxy to vote the shareholder's shares of Harbinger Common Stock in favor of the Merger (the "IRREVOCABLE PROXY"). No capital of the Reporting Person is expected to be expended by the Reporting Person in connection with the exercise of its rights with respect to the approximately 5,972,524 shares of Harbinger Common Stock covered by the Voting Agreements described in Item 6 below. The Voting Agreement and the Irrevocable Proxy are attached hereto as
         EXHIBIT 2 and are incorporated herein by this reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (b) As further described in Item 3 above and Item 6 below, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of the Reporting Person, with and into Harbinger in a statutory merger pursuant to the provisions of the Georgia General Corporation Law and Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and Harbinger will continue as the surviving corporation and as a wholly-owned subsidiary of the Reporting Person. Holders of outstanding Harbinger Common Stock will receive, in exchange for each share of Harbinger Common Stock held by them, 0.75 shares of Common Stock of the Reporting Person (the "EXCHANGE RATIO"). Outstanding options to purchase shares of Harbinger Common Stock will be assumed by the Reporting Person at the same Exchange Ratio. A copy of the Merger Agreement is attached hereto as
         EXHIBIT 1 to this Schedule 13D and is incorporated herein by this reference.

         As an inducement to the Reporting Person to enter into the Merger Agreement, and as further described in Item 3 above and Item 6 below, each shareholder of Harbinger who is a party to a voting agreement, dated as of April 5, 2000 (each a "VOTING AGREEMENT," and collectively, the "VOTING AGREEMENTS"), among the parties thereto (each a "VOTING AGREEMENT SHAREHOLDER," and collectively, the "VOTING AGREEMENT SHAREHOLDERS") with the Reporting Person, has, by executing a Voting Agreement, irrevocably appointed the members of the board of directors of the Reporting Person, and each of them, as sole and exclusive attorneys and proxies, with full power of substitution and resubstituion, as his, hers or its lawful attorney and proxy. Such proxies give the proxy holders the limited right to vote the shares of Harbinger Common Stock beneficially owned by the Voting Agreement Shareholders (including any shares of Harbinger Common Stock that such shareholders acquire after the time they entered into the Voting Agreements) (collectively, the "SHARES"). The names of the Voting Agreement Shareholders, the number of shares of Harbinger Common Stock beneficially owned by each such shareholder and the percentage ownership of Harbinger Common Stock by each such shareholder (as reported in Harbinger's Definitive Proxy Statement filed with the Securities and Exchange Commission on March 30, 2000) is set forth in SCHEDULE B hereto which is hereby incorporated by this reference. A copy of the form of Voting Agreement is attached hereto as EXHIBIT 2 and is incorporated herein by this reference.

         As a further inducement to the Reporting Person to enter into the Merger Agreement, and as described further in Item 3 above and Item 6 below, Harbinger entered into a Stock Option Agreement, dated as of April 5, 2000, pursuant to which the Reporting Person has been granted an option by Harbinger to purchase up to 8,007,468 shares of Harbinger Common Stock at a purchase price of $43.50 per share. The Stock Option is, however, exercisable only upon the occurrence of those events relating to the Merger specifically set forth in the Merger Agreement and the Stock Option Agreement, none of which has occurred as of the date hereof. The Stock Option Agreement is attached hereto as EXHIBIT 3 and is incorporated herein by this reference.

         The descriptions herein of the Merger Agreement, the Voting Agreements and the Option Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as EXHIBITS 1, 2 and 3 respectively.

         (c) Not applicable.

         (d) It has been agreed that, upon consumation of the Merger, two members of the Harbinger Board of Directors will become members of the Board of Directors of the Reporting Person. No other directors on Harbinger's Board of Directors will continue as directors of either the Surviving Corporation or the Reporting Person. In addition, upon consummation of the Merger, it is anticipated that certain officers in the management of Harbinger will continue in the management of the combined companies. The individuals who will continue with these management positions and the offices they will hold has not been finalized.

         (e) See the discussion of Merger in Item 3 above.

         (f) Other than as a result of the Merger described in Item 3 above, not applicable.

         (g) None.

         (h) Upon consummation of the Merger, Harbinger Common Stock will be de-listed from the Nasdaq Stock Market.

         (i) Upon consummation of the Merger, Harbinger Common Stock will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "ACT"), pursuant to Section 12(g)(4) of the Act.

         (j) Other than described above, the Reporting Person currently has no plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result and subject to the terms of the Voting Agreements and the irrevocable proxies granted pursuant thereto, the Reporting Person has the sole power to vote an aggregate of approximately 5,972,524 shares of Harbinger Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 14.5% of the issued and outstanding shares of Harbinger Common Stock based on the number of shares outstanding at March 31, 2000, as represented by the Issuer to the Reporting Person in the Merger Agreement. Other than with respect to the provisions of the Voting Agreements, the Reporting Person does not have the right to vote the Shares on any other matters. The Reporting Person does not share voting power of any additional shares of Harbinger Common Stock with regard to the limited purposes set forth in Item 4 above and in the Voting Agreements. The Reporting Person does not have any power to dispose or direct the disposition of any shares of Harbinger Common Stock. To the knowledge of the Reporting Person, no shares of Harbinger Common Stock are beneficially owned by any of the persons named in SCHEDULE A.

         As a result of the Stock Option being granted to the Reporting Person, the Reporting Person may be deemed to be the beneficial owner of 8,007,468 shares of Harbinger Common Stock (assuming exercise of the Stock Option). Base on the number of shares outstanding at March 31, 2000, as represented by the Issuer to the reporting person in the Merger Agreement, the stock option would be exercisable for approximately 19.9% of the outstanding Harbinger Common Stock or approximately 16.7% of Harbinger

         Common Stock that would be outstanding after giving effect to the exercise of the Stock Option.

         Aggregating the Voting Agreements and the Stock Option Agreement, such shares (representing a total of approximately 13,979,992 shares of Harbinger Common Stock) represent approximately 28.4% of the shares of Harbinger Common Stock outstanding after giving effect to the exercise of the Stock Option.

         (c) Except as described herein, the Reporting Person has not effected any transaction in Harbinger Common Stock during the past 60 days and, to the Reporting Person's knowledge, none of the persons named in SCHEDULE A has effected any transaction in Harbinger Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into Harbinger and Harbinger will become a wholly-owned subsidiary of the Reporting Person. Upon consummation of the Merger, Merger Sub will cease to exist as a separate corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Harbinger with Harbinger remaining as the surviving corporation (the "SURVIVING CORPORATION"). As a result of the Merger, each outstanding share of Harbinger Common Stock, other than shares owned by Harbinger (i.e. Harbinger treasury shares), Merger Sub, the Reporting Person or any wholly-owned subsidiary of Harbinger or the Reporting Person, will be converted into the right to receive 0.75 of a share (the "EXCHANGE RATIO") of the Reporting Person Common Stock. Outstanding options or warrants to purchase Harbinger Common Stock will be assumed by the Reporting Person at the same Exchange Ratio. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as EXHIBIT 1 to this Schedule 13D and incorporated herein in its entirety by reference.

         Upon certain circumstances described in Section 7.3 of the Merger Agreement, Harbinger will be obligated to pay to the Reporting Person of a breakup fee equal to $50,000,000 (the "BREAKUP FEE"). Payment of the Breakup Fee will not be in lieu of damages in the event of fraud or a willful breach by Harbinger of the Merger Agreement. Payment of the Breakup Fee will be subject to offset as described in the Option Agreement.

         The Stock Option, granted pursuant to the Stock Option Agreement, is exercisable, in whole or in part, at any time and from time to time prior to the termination of the Option Agreement and following the occurrence of an Exercise Event as that term is defined in Section 2 of the Option Agreement.

         The Stock Option will terminate and be of no further force and effect upon the earliest to occur of (i) the consummation of the transactions contemplated by the Merger Agreement, or (ii) 12 months after the termination of the Merger Agreement.

         At the request of the reporting person, during the period the option is exercisable, the Reporting Person, shall have the right at any time thereafter (for so long as the Option is exercisable) to request in writing that Harbinger pay to the Reporting Person, in five (5) business days after the giving by the Reporting Person of such request, in cancellation of the Option, an amount in cash equal to the difference between the higher of (A) the highest price per share offered as of such date pursuant to any acquisition proposal that was made prior to such date and (B) the highest closing sale price of Harbinger shares then on the NASDAQ National Market during the 20 trading days ending on the trading day immediately preceding such date (the difference between (A) and (B) being the "Market/Tender Offer Price") and the exercise price of the Stock Option, multiplied by the number of Harbinger shares purchasable pursuant to the Stock Option that remain, but only if the Market/Tender Offer Price is greater than the exercise price of the Stock Option. For purposes of determining the highest price offered pursuant to any acquisition proposal that involves consideration other than cash, the value of such consideration will be equal to the higher of (x) if securities of the same class of the proponent as such consideration are traded on any national securities exchange or any registered securities association, a value based on the closing sale price or asked price for such securities on their principal trading market on such date and (y) the value ascribed to such consideration by the proponent of such acquisition proposal, or if no such value is ascribed, a value determined in good faith by the board of directors of Harbinger.

         At the request of the Reporting Person, during the period the option is exercisable, the Reporting Person shall have the right at any time thereafter to request in writing that Harbinger purchase from the Reporting Person the option shares, if any, acquired by the Reporting Person, at the exercise price paid by the Reporting Person for the Harbinger shares acquired pursuant to the Stock Option plus the difference between the Market/Tender Offer Price and such exercise price (but only if the Market/Tender Offer Price is greater than the exercise price) multiplied by the number of Harbinger shares so purchased.

         Notwithstanding the above, pursuant to Section 6 of the Stock Option Agreement, Harbinger will not be required to pay the Reporting Person in excess of an aggregate of (x) $50,000,000 minus (y) any cash amounts paid (or due to be paid in the future) to the Reporting Person by Harbinger pursuant to Section 7.3(b) of the Merger Agreement.

         In exercising their rights to vote the Shares as lawful attorneys and proxies of the Voting Agreement Shareholders pursuant to the Voting Agreements, the members of the board of directors of the Reporting Person, and each of them, as sole and exclusive attorneys and proxies, with full power of substitution and resubstituion, will be limited, at every Harbinger shareholders meeting and every written consent in lieu of such meeting, to vote the shares (i) in favor of approval of the Merger and the Merger Agreement and (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than the Reporting Person and any liquidation or winding up of Harbinger. The Voting Agreement Shareholders may vote their own shares themselves on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with
         Section VII thereof or (ii) such date as the Merger Agreement shall be terminated in accordance with its terms (the "EXPIRATION DATE"). Each Voting Agreement Shareholder has agreed not to transfer his or her Shares prior to the Expiration Date. Moreover, each Voting Agreement shareholder has granted the members of the board of directors of the Reporting Person, and each of them, as sole and exclusive attorneys and proxies, with full power of substitution and resubstituion, an irrevocable proxy to vote the shares beneficially owned by the Voting Agreement Shareholder in favor of the Merger. The terms of the Voting Agreements are more fully described in the Voting Agreement and the Irrevocable Proxy, attached hereto as EXHIBIT 2. Each of the Voting Agreement and the Irrevocable Proxy is incorporated herein by this reference.

         Other than the Merger Agreement, Voting Agreements and the Stock Option Agreement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Harbinger, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         The descriptions herein of the Merger Agreement, the Voting Agreements and the Stock Option Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as EXHIBITS 1, 2 and 3 respectively.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Reorganization, dated April 5, 2000, by and among Peregrine Systems, Inc., a Delaware corporation, Soda Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Peregrine Systems, Inc., and Harbinger Corporation, a Georgia corporation.

         2. Form of Voting Agreement, dated April 5, 2000, between Peregrine Systems, Inc., a Delaware corporation, and certain shareholders of Harbinger Corporation, a Georgia corporation.

         3. Stock Option Agreement, dated April 5, 2000, between Harbinger Corporation and Peregrine Systems, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 14, 2000



                                      PEREGRINE SYSTEMS, INC.



                                      By:   /s/ Eric Deller
                                          --------------------------------------
                                          Eric Deller, General Counsel

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             PEREGRINE SYSTEMS, INC.


                                                         PRESENT PRINCIPAL OCCUPATION
                  NAME AND TITLE                             AND NAME OF EMPLOYER                   CITIZENSHIP
---------------------------------------------------    --------------------------------           ----------------
Steven P. Gardner                                          Peregrine Systems, Inc.                      U.S.
President, Chief Executive Officer and Director

David A. Farley                                            Peregrine Systems, Inc.                      U.S.
Senior Vice President, Finance and Administration,
Chief Financial Officer and Director

Mathew C. Glass                                            Peregrine Systems, Inc.                      U.S.
Vice President, Finance and Chief Accounting
Officer

William G. Holsten                                         Peregrine Systems, Inc.                      U.S.
Senior Vice President, Worldwide Professional
Services

Frederick B. Luddy                                         Peregrine Systems, Inc.                      U.S.
Vice President, Research and Development

Douglas S. Powanda                                         Peregrine Systems, Inc.                      U.S.
Vice President, Worldwide Sales

Steven S. Spitzer                                          Peregrine Systems, Inc.                      U.S.
Vice President, Alliances

Richard T. Nelson                                          Peregrine Systems, Inc.                      U.S.
Vice President, Corporate Development and Secretary

Eric Deller                                                Peregrine Systems, Inc.                      U.S.
Vice President and General Counsel

John J. Moores                                                Owner and Chairman                        U.S.
Chairman of the Board of Directors                   San Diego Padres Baseball Club, L.P.

Christopher A. Cole                                 President and Chief Executive Officer               U.S.
Director                                                        Questrel, Inc.

Richard A. Hosley II                                               Retired                              U.S.
Director

Charles E. Noell III                                President and Chief Executive Officer               U.S.
Director                                                      JMI Services, Inc.

Norris van den Berg                                            General Partner                          U.S.
Director                                                  DMI Equity Partners, L.P.

Thomas G. Watrous, Sr.                                             Retired                              U.S.
Director


---------------------------
*The address for each executive officer or director is c/o Pergrine Systems, Inc., 12670 High Bluff, San Diego, CA 92130.

                                   SCHEDULE B

                              HARBINGER CORPORATION
                          VOTING AGREEMENT SHAREHOLDERS

       THE INFORMATION IN THIS SCHEDULE IS BASED ON INFORMATION FILED WITH
           THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2000 BY
                   HARBINGER IN ITS DEFINITIVE PROXY STATEMENT


                                                     SHARES OF HARBINGER BENEFICIALLY
                                                             OWNED BY VOTING             PERCENTAGE OF HARBINGER COMMON
           VOTING AGREEMENT SHAREHOLDER                  AGREEMENT SHAREHOLDER(1)           STOCK BENEFICIALLY OWNED
--------------------------------------------------  ----------------------------------  ---------------------------------
Stuart L. Bell (2)..............................                 101,687                               *

David Hildes (3)................................               1,431,417                              3.6

William B. King (4).............................                  99,474                               *

Benn R. Konsynski (5)...........................                  52,715                               *

David T. Leach (6)..............................                 982,687                              2.5

John D. Lowenberg (7)...........................                 132,442                               *

Ad Nederlof (8).................................                  76,125                               *

Klaus Neugebauer (9)............................                  63,000                               *

William D. Savoy (10)...........................               2,844,166                              7.2

James M. Travers (11)...........................                 120,507                               *

David Bursiek (12)..............................                   9,552                               *

Daniel Manack (13)..............................                   8,752                               *

Douglas Roberts (14)............................                  50,000                               *

Vulcan Ventures, Inc./Paul G. Allen
110 110th Avenue, N.E., Suite 550,
Bellevue, WA  98004.............................               2,740,854


---------------------------
*Less than 1% of the outstanding Common Stock.

(1) Information with respect to "beneficial ownership" shown in the table above is based on information supplied by the directors and executive officers of the Company and filings made with the Commission or furnished to the Company by other shareholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 39,594,515 of Common Stock outstanding as of March 8, 2000 and includes shares of Common Stock subject to options that may be exercised within 60 days of March 8, 2000. Such shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person shown in the table.

(2)      Includes 50,437 shares subject to options exercisable within 60 days.
(3) Includes 1,144,217 shares held of record by Mr. Hildes, 240,000 shares held by a charitable remainder trust of which Mr. Hildes and his wife are income beneficiaries, and 47,200 shares subject to options exercisable within 60 days.
(4)      Includes 70,125 shares subject to options exercisable within 60 days.
(5)      Includes 47,765 shares subject to options exercisable within 60 days.
(6) Includes 465,600 shares held by Mr. Leach, 5,212 shares held of record by Mr. Leach's wife and 511,875 shares subject to options exercisable within 60 days.
(7) Includes 85,442 shares held jointly by Mr. Lowenberg and his wife, 14,000 shares held by the Lowenberg Charitable Trust, the trustees of which are Mr. Lowenberg and his wife, and as to which Mr. Lowenberg disclaims beneficial ownership, and 33,000 shares subject to options exercisable within 60 days.
(8)      Includes 61,125 shares subject to options exercisable within 60 days.
(9)      Includes 9,000 shares subject to options exercisable within 60 days.
(10) Includes 72,375 shares subject to options exercisable within 60 days. Also includes 2,740,854 shares beneficially owned by Vulcan Ventures, Inc. and Paul G. Allen, as to which Mr. Savoy disclaims beneficial ownership. Mr. Savoy is the President of Vulcan Northwest, Inc., a company that is beneficially owned by Mr. Allen. Mr. Savoy's address is 110 110th Avenue N.E., Bellevue, WA 98004.
(11)     Includes 111,269 shares subject to options exercisable within 60 days.
(12) Includes 800 shares held of record by Mr. Bursiek's wife and 8,752 shares subject to options exercisable within 60 days.
(13)     Includes 8,752 shares subject to options exercisable within 60 days.
(14)     Includes 50,000 shares subject to options exercisable within 60 days.


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